UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41448

Gorilla Technology Group Inc.

(Translation of registrant’s name into English)

Meridien House

42 Upper Berkeley Street

Marble Arch

London, United Kingdom W1H 5QJ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Explanatory Note

Gorilla Technology Group Inc., a Cayman Islands exempted company (the “Company”), is furnishing this Amendment (this “Amendment”) to the Company’s Report of Foreign Private Issuer on Form 6-K, originally furnished to the Securities and Exchange Commission on April 4, 2024 (the “Original Form 6-K”), solely to clarify that Exhibit 99.2 to the Original Form 6-K is not incorporated by reference into any of the Company’s Registration Statements on Form F-3 (File Nos. 333-274053, 333-267838 and 333-276708) nor the Company’s Registration Statement on Form S-8 (File No. 333-275749) (nor into any prospectuses forming a part of any such registration statement).

Except as specifically described in this Explanatory Note, this Amendment does not amend, modify, or update any disclosures contained in the Original Form 6-K or the exhibits thereto, including with respect to any events occurring after the furnishing of the Original Form 6-K. This Amendment should accordingly be read in conjunction with the Original Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gorilla Technology Group Inc.

Date: April 22, 2024	By:	/s/ Jayesh Chandan
	Name:	Jayesh Chandan
	Title:	Chief Executive Officer (Principal Executive Officer)

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